Exhibit 99.1

FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES
(or securities convertible or exchangeable into listed securities1)

Name of Listed Issuer:	Symbol(s):
IM Cannabis Corp. (the “Issuer”).	IMCC

Date:  February 8, 2022

Is this an updating or amending Notice:   ☐ Yes       ☒ No

If yes provide date(s) of prior Notices:  ________________________.

Issued and Outstanding Securities of Issuer Prior to Issuance:  [●]1 common shares.

Pricing

Date of news release announcing proposed issuance:  February 8, 2022 or

Date of confidential request for price protection:  ________________

Closing Market Price on Day Preceding the news release: _________ or

Day preceding request for price protection:  __________________

Closing

Number of securities to be issued: 35,000

Issued and outstanding securities following issuance:  [●]2 common shares.

Instructions:

1.	For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2.	Complete Table 1A – Summary for all purchasers, excluding those identified in Item 8.

3.	Complete Table 1B – Related Persons only for Related Persons

4.	If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5.
An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 – Notice of Proposed Transaction

6.
Post the completed Form 9 to the CSE website in accordance with Policy 6 – Distributions.  In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

1 The number of securities issued and outstanding prior to the proposed issuance shall be determined immediately prior to the issuance of the common shares and disclosed in an amended Form 9 filed forthwith upon such issuance of shares.
2 The number of issued and outstanding securities following the proposed issuance shall be disclosed in an amended Form 9 filed forthwith upon such issuance of shares.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Part 1.          Private Placement

Table 1A – Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction
Carlsbad, CA, United States	1	[●][3]	[●][3]

Total number of purchasers:	1
Total dollar value of distribution in all jurisdictions:			[●][3]

Table 1B – Related Persons

Full Name & Municipality of Residence of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable) (CDN$)	Prospectus Exemption	Total Securities Previously Owned, Controlled or Directed	Payment Date(1)	Describe relationship to Issuer (2)
MZHCI, LLC	35,000	[●][3]	N/A	NI 45-106 s. 2.24	0	N/A	Related Person

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1.	Total amount of funds to be raised: N/A.

2.
Provide full details of the use of the proceeds.  The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material.

3 The deemed price will be disclosed with an amended Form 9 which shall be submitted forthwith once determined according to the terms of the Agreement and relevant pricing requirements pursuant to Canadian Securities Exchange policies.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

The Issuer has entered into an investor relations consulting agreement dated February 1, 2022 (the “Agreement”) with MZHCI, LLC (“MZHCI”) pursuant to which MZHCI will provide the Issuer with investor and public relations services including investment awareness and outreach, financial media relations, and public market insight. Such functions of MZHCI may constitute “investor relations activities” under the policies of the CSE and applicable securities laws. MZHCI will provide these services for an initial term of three months until April 30, 2022 (the “Initial Term”). Following the Initial Term the Agreement will automatically renew for an indefinite period, subject to termination by either party upon 30 days prior written notice. The consideration under the Agreement is: (i) monthly payment of US$14,000; and (ii) if the Agreement remains in effect on August 1, 2022, the issuance of 35,000 common shares of the Issuer.

3.
Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: MZHCI will be a Related Person of the Issuer as they will be performing Investor Relations Activities (as such terms are defined under the policies of the Canadian Securities Exchange (the “CSE”)). The Issuer will issue 35,000 common shares to MZHCI if the Agreement remains in effect on August 1, 2022. The price per share will be determined based on the market price of the Issuer’s common shares on the CSE on the trading day prior to August 1, 2022, subject to applicable discounts permitted under CSE policies.

4.	If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities. N/A.

5.	Description of securities to be issued:

(a)	Class: common share.

(b)	Number: 35,000.

(c)	Price per security: [●][3].

(d)	Voting rights: each common share entitles the holder to one vote.

6.	Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a)	Number N/A.

(b)	Number of securities eligible to be purchased on exercise of warrants (or options) N/A.

(c)	Exercise price N/A.

(d)	Expiry date N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

7.	Provide the following information if debt securities are to be issued:

(a)	Aggregate principal amount N/A.

(b)	Maturity date N/A.

(c)	Interest rate N/A.

(d)	Conversion terms N/A.

(e)	Default provisions _______________________________________ .

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a)
Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.

(b)	Cash N/A.

(c)	Securities N/A.

(d)	Other N/A.

(e)	Expiry date of any options, warrants etc. N/A.

(f)	Exercise price of any options, warrants etc. N/A.

9.
State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship

N/A.

10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.). N/A.

11.	State whether the private placement will result in a change of control.

N/A.

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders. N/A

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

13.
Each purchaser has been advised of the applicable securities legislation restricted or seasoning period.  All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

N/A

Part 2.          Acquisition

1.
Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable).  The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:  N/A

2.
Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material: N/A

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a)	Total aggregate consideration in Canadian dollars: N/A.

(b)	Cash: N/A.

(c)	Securities (including options, warrants etc.) and dollar value: N/A.

(d)	Other: N/A.

(e)	Expiry date of options, warrants, etc. if any: N/A.

(f)	Exercise price of options, warrants, etc. if any: N/A.

(g)	Work commitments: N/A.

4.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc.). N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A.

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer(1)
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Indicate if Related Person

7.	Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: N/A.

8.
Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a)
Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.

(b)	Cash N/A.

(c)	Securities N/A.

(d)	Other N/A.

(e)	Expiry date of any options, warrants etc. N/A.

(f)	Exercise price of any options, warrants etc. N/A.

9.
State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A.

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Certificate Of Compliance

The undersigned hereby certifies that:

1.
The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.	the Issuer has obtained the express written consent of each applicable individual to:

(a)	the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b)	the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5.	All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated February 8, 2022

Oren Shuster
Name of Director or Senior Officer
“Oren Shuster”
Signature
Chief Executive Officer
Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, “CSE or the “Exchange”) collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

•	To determine whether an individual is suitable to be associated with a Listed Issuer;

•	To determine whether an issuer is suitable for listing;

•
To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

•	To conduct enforcement proceedings;

•	To ensure compliance with Exchange Requirements and applicable securities legislation; and

•	To fulfil the Exchange’s obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street – 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018